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CUSIP No. G3198U102		Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Essent Group Ltd.

(Name of Issuer)

Common Shares, $0.012 par value per share

(Title of Class of Securities)

G3198U102

(CUSIP Number)

Janice Weidenborner

Global Atlantic Financial Group Limited

5th Floor Victoria Place

31 Victoria Street

Hamilton, Bermuda HM 1

(441) 278-0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Commonwealth Annuity and Life Reinsurance Company Limited 98-1090854
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 7,548,863
	6.	Shared voting power 0
	7.	Sole dispositive power 7,548,863
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 7,548,863
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.7%[1]
12.	Type of reporting person (see instructions) CO

[1]	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Commonwealth Re Midco 98-1090868
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 7,548,863
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,548,863
9.	Aggregate amount beneficially owned by each reporting person 7,548,863
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.7%[2]
12.	Type of reporting person (see instructions) CO

[2]	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Atlantic Financial Life Limited 80-0891249
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 7,548,863
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,548,863
9.	Aggregate amount beneficially owned by each reporting person 7,548,863
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.7%[3]
12.	Type of reporting person (see instructions) CO

[3]	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Atlantic Financial Group Limited 98-1089764
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 7,548,863
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,548,863
9.	Aggregate amount beneficially owned by each reporting person 7,548,863
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.7%[4]
12.	Type of reporting person (see instructions) CO

[4]	Calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended.

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Item 1.

(a)	Name of Issuer Essent Group Ltd.

(b)	Address of Issuer’s Principal Executive Offices Clarendon House 2 Church Street Hamilton, Bermuda HM 11

Item 2.

(a)

Name of Person Filing

This filing is made on behalf of Commonwealth Annuity and Life Reinsurance Company Limited, Commonwealth Re Midco, Global Atlantic Financial Life Limited and Global Atlantic Financial Group Limited.

(b)	Address of the Principal Office or, if none, residence The principal business office of each reporting person is: 5th Floor Victoria Place 31 Victoria Street Hamilton, Bermuda HM 10

(c)	Citizenship The reporting entities are all organized and exist under the laws of Bermuda.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number G3198U102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,548,863 common shares are beneficially owned by Commonwealth Annuity and Life Reinsurance Company Limited (“CWA Re”). CWA Re is a wholly owned subsidiary of Commonwealth Re Midco (“Midco”), which is a wholly owned subsidiary of Global Atlantic Financial Life Limited (“GAFL”), which is a wholly owned subsidiary of Global Atlantic Financial Group Limited (“GAFG”). By virtue of these relationships, GAFG, Midco, GAFL and certain other wholly owned intermediate holding companies may be deemed to beneficially own the shares held by CWA Re.

(b)	Percent of class: 8.7% of the common shares (calculated based on 86,494,673 common shares outstanding immediately following the consummation of the issuer’s initial public offering, including the exercise of the underwriters’ option to purchase additional shares, according to the prospectus filed by the issuer with the U.S. Securities Exchange Commission on November 1, 2013 pursuant to Rule 424(b) of the Securities Act of 1933, as amended)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: CWA Re has the sole power to vote or to direct the vote of 7,548,863 common shares.

	(ii)	Shared power to vote or to direct the vote: Midco, GAFL and GAFG may be deemed to have shared power to vote or to direct the vote of the 7,548,863 common shares held by CWA Re.

	(iii)	Sole power to dispose or to direct the disposition of: CWA Re has the sole power to dispose or to direct the disposition of 7,548,863 common shares.

	(iv)	Shared power to dispose or to direct the disposition of Midco, GAFL and GAFG may be deemed to have shared power to dispose or to direct the disposition of the 7,548,863 common shares held by CWA Re.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	Commonwealth Annuity and Life Reinsurance Company Limited

	By:	/s/ Manu Sareen
	Name:	Manu Sareen
	Title:	Chief Executive Officer

Date: February 14, 2014	Commonwealth Re Midco

	By:	/s/ Manu Sareen
	Name:	Manu Sareen
	Title:	Senior Vice President

Date: February 14, 2014	Global Atlantic Financial Life Limited

	By:	/s/ Allan Levine
	Name:	Allan Levine
	Title:	Chief Executive Officer

Date: February 14, 2014	Global Atlantic Financial Group Limited

	By:	/s/ Allan Levine
	Name:	Allan Levine
	Title:	Chief Executive Officer

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JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2014

Commonwealth Annuity and Life Reinsurance Company Limited

By:	/s/ Manu Sareen
Name:	Manu Sareen
Title:	Chief Executive Officer

Commonwealth Re Midco

By:	/s/ Manu Sareen
Name:	Manu Sareen
Title:	Senior Vice President

Global Atlantic Financial Life Limited

By:	/s/ Allan Levine
Name:	Allan Levine
Title:	Chief Executive Officer

Global Atlantic Financial Group Limited

By:	/s/ Allan Levine
Name:	Allan Levine
Title:	Chief Executive Officer